Exhibit 99.1

Bona Establishes Second Film Investment Fund to Finance Future Theatrical and Non-Theatrical Productions

Launch of the Fund Expected to Commence on March 6, 2015

BEIJING — March 3, 2015 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced that it has established its second film fund of RMB 1.7 billion (the “Fund”). The Fund’s launch is expected to commence on March 6, 2015, and will finance the development and production of Bona’s film and TV projects over the next two to three years, including Chinese language films and foreign language films.

“Less than two years after the launch of our first dedicated film investment fund, the first of its kind in our industry, we are delighted to form our second Fund,” said Bona’s founder, Chairman and CEO, Mr. Yu Dong. “We raised significantly more proceeds for our second Fund than our first fund, due largely to the success of our first fund, as well as our investors’ desire to participate directly into the China film and entertainment industry. The response from investors was very enthusiastic, and we have secured full capital commitments to the Fund. The participation we have seen underscores the confidence investors have in our capabilities to develop and produce high quality film and TV projects, along with the strong fundamentals and growth of the China movie market.”

“With Bona’s industry leadership as one of China’s leading non state-owned film companies, and an established track record of producing blockbuster films, we are excited to offer investors the opportunity to participate in our film pipeline. At the same time, the Fund allows us to increase our production capabilities and capacities, while reducing the risks and challenges associated with financing individual films,” added Mr. Yu. “This will enable us to continue to focus our internal capital towards enhancing our distribution and theater segments, two key growth drivers for Bona’s future development.”

Use of Proceeds for the Fund

Projects financed by the Fund are expected to include theatrical releases and television series, and will include both Bona-produced films as well as films developed through co-productions such as those previously announced with Fox International Productions, Universal Pictures and Working Title Films. Where applicable, Bona will manage domestic and international distribution of all films in which the Fund invests.  Proceeds from the Fund will be distributed to investors based on their initial investment in the Fund, as well as the Fund’s internal rate of return.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-six movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com